

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 11, 2018

Mark Jenkins
Chief Financial Officer
Carvana Co.
1930 W. Rio Salado Parkway
Tempe, Arizona 85281

      Re: Carvana Co.
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Filed March 6, 2018
              File No. 1-38073

Dear Mr. Jenkins:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ William H. Thompson

                             William H. Thompson
                             Accounting Branch Chief
                             Office of Consumer Products

cc: Paul Breaux
      General Counsel